December 23, 2025

Robert Cafera
Chief Financial Officer
FirstSun Capital Bancorp
1400 16th Street
Suite 250
Denver, CO 80202

       Re: FirstSun Capital Bancorp
           Registration Statement on Form S-4
           Filed December 11, 2025
           File Number 333-292064
Dear Robert Cafera:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christian Windsor at 202-551-3419 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance